SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-27343

                           NOTIFICATION OF LATE FILING


(Check    [ ] Form 10-K    [ ] Form 11-K   [ ] Form 20-F    [X ] Form 10-Q
One):     [ ] Form N-SAR

For Period Ended:                       September 30, 2000
                 ---------------------------------------------------------------

[ ]    Transition Report on Form 10-K     [ ]   Transition Report on Form 10-Q
[ ]    Transition Report on Form 20-F     [ ]   Transition Report on Form N-SAR
[ ]    Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

                  Read attached instruction sheet before preparing form. Please print or type.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________

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                         Part I. Registrant Information

Full name of registrant            Wheeling-Pittsburgh Corporation
                       ---------------------------------------------------------

Former name if applicable:______________________________________________________

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Address of principal executive office (Street and number):
1134 Market Street
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City, State and Zip Code:
Wheeling, West Virginia 26003
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                        Part II. Rule 12b-25 (b) and (c)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;




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[X]               (b) The subject annual report,  semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant was unable to file the Form 10-Q for the fiscal quarter ended September 30, 2000 (the "Report") without unreasonable effort or expense due to the related delays in gathering information for inclusion in the Report associated therewith.

                           Part IV. Other Information

                  (1) Name and telephone number of person to contact in regard to this notification

                     Steven Lacey         304-234-2350
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                       (Name)               (Area Code)     (Telephone number)


                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                                 [X] Yes  [ ] No

                  The following is an explanation of the anticipated change, both narratively and quantitatively: The Company expects that, when filed, the Form 10-Q Results of Operations will reflect a net loss of approximately $20 million, as compared to a net loss of approximately $4 million in the corresponding quarter of 1999. In addition, the Company expects to show
Operating Loss of approximately $19 million this quarter as compared to Operating Income of approximately $3 million in the same quarter of 1999.

                         Wheeling-Pittsburgh Corporation
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        November 14, 2000              By /s/ Paul Mooney
       ----------------------------        -------------------------------------
                                             Name: Paul Mooney
                                             Title: Executive Vice President and
                                                    Chief Financial Officer

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                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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